(Formerly Rockwell Ventures Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MAY 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Rockwell Diamonds Inc. (formerly Rockwell Ventures Inc.)

We have audited the consolidated balance sheets of Rockwell Diamonds Inc. (formerly Rockwell Ventures Inc.) as at May 31, 2007 and 2006 and the consolidated statements of operations and shareholders’ equity and deficit and cash flows and schedule of exploration expenses for the years ended May 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended May 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

August 8, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at May 31
	2007	2006
ASSETS

Current assets
Cash and equivalents	$32,626,376	$192,031
Accounts receivable	1,724,418	30,777
Restricted cash (note 16 (a))	15,642,120	–
Trade receivable from a related party (note 12)	839,253	–
Diamond inventory and supplies (note 3)	2,604,684	–
Prepaids and deposits	2,705,721	33,648
	56,142,572	256,456

Property, plant and equipment (note 4)	44,790,441	–
Mineral property interests (note 5)	24,121,855	1
Other assets and deposits	3,513,449	32,190
Reclamation deposits (note 10)	1,038,066	–

	$129,606,383	$288,647

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued liabilities	$4,460,922	$167,600
Amounts owing pursuant to acquisition (note 5)	13,842,809	–
Due to related parties (note 12)	1,609,301	978,470
Income taxes	1,677,787	–
Current portion of capital lease obligations (note 9)	7,808,955	–
	29,399,774	1,146,070

Long-term liabilities
Capital lease obligations (note 9)	9,294,581	–
Future income taxes (note 13)	11,978,860	–
Reclamation obligation (note 10)	1,361,557	–
	22,634,998	–

Non-controlling interest (note 5)	5,978,769	–

Shareholders' equity (deficit)
Share capital (note 11)	88,903,530	11,857,649
Warrants (note 11)	1,693,197
Contributed surplus (note 11)	599,749	523,420
Deficit	(19,603,634)	(13,238,492)
	71,592,842	(857,423)
Nature and continuance of operations (note 1)
Subsequent events (notes 15)
Contingencies and commitments ( note 5, 15 and 16)

	$129,606,383	$288,647

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dominique de la Roche

Dr. John Bristow	Dominique de la Roche
Director, Chief Executive Officer	Director, Chief Financial Officer

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended May 31
	2007	2006	2005

Revenue
Rough diamonds sales (note 12(h))	$8,117,647	$–	$–
Contract diamond sales (note 12(h))	1,967,889	–	–
Other sales	17,792	–	–
	10,103,328	–	–
Cost of sales
Cost of rough diamonds sales	(7,206,389)	–	–
Cost of contract diamond sales	(1,768,353)	–	–
Amortization and depletion	(2,074,415)	–	–
Operating profit (loss)	(945,829)	–	–

Expenses
Accretion of reclamation obligation	55,471	–	–
Exploration (schedule)	1,371,351	307,390	920,902
Foreign exchange loss (gain)	(3,580,364)	(46,881)	3,105
Legal, accounting and audit	691,759	175,782	80,078
Office and administration	2,993,453	489,014	285,618
Property investigations	–	399,006	–
Shareholder communications	200,574	32,129	19,896
Stock-based compensation - exploration (note 11(b))	41,372	36,415	4,979
Stock-based compensation - administration (note 11(b))	38,251	47,101	6,534
Travel and conferences	666,194	132,647	30,293
Transfer agent	176,530	20,843	22,795
	2,654,591	1,593,446	1,374,200
Other items
Gain on sale of marketable securities	–	(56,585)	(6,138)
Write-off of amounts receivable (note 12(k))	224,942	–	–
Loss on disposal of equipment	94,621	–	–
Interest income	(372,149)	(2,172)	(17,854)
Interest on capital leases	433,125	–	–
Convertible note accretion and interest expense	2,466,839	–	–
Loss on early extinguishment of convertible promissory notes	137,957	–	–
Write-down of mineral property interests	–	46,856	–
Write-down of marketable securities	1	19,128	135,486
	2,985,336	7,227	111,494

Loss before income taxes	(6,585,756)	(1,600,673)	(1,485,694)
Future income tax recovery (note 13)	635,773	–	–
Loss before non-controlling interest	(5,949,983)	(1,600,673)	(1,485,694)
Non-controlling interest	(415,159)	–	–
Loss for the year	$(6,365,142)	$(1,600,673)	$(1,485,694)

Basic and diluted loss per common share	$(0.11)	$(0.07)	$(0.06)
Weighted average number of
common shares outstanding	55,418,242	23,640,123	23,376,122

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity (Deficit)
(Expressed in Canadian Dollars)

		Year ended		Year ended		Year ended
		May 31, 2007		May 31, 2006		May 31, 2005

	Number of		Number of		Number of
Share capital	shares		shares		shares
Balance at beginning of the year	23,694,776	$11,857,649	23,613,943	$11,815,792	23,206,443	$11,647,887
Share purchase options exercised at $0.40 per share	9,167	3,734	3,333	1,333	7,500	3,000
Share purchase options exercised at $0.32 per share	–	–	27,500	8,800	–	–
Private placement November 2006, net of issue costs at $0.47 per share (note 11(d))	42,000,000	19,784,230	–	–	–	–
Private placement May 2007, net of issue costs at $0.47 per share (note 11(e))	116,007,154	54,184,270	–	–	–	–
Interest consideration for convertible promissory at $0.60 per share notes (note 7)	1,734,127	1,045,000	–	–	–	–
Interest consideration for credit facility at $0.61 per share (note 6)	1,939,562	1,182,869	–	–	–	–
Interest consideration for loan at $0.55 per share (note 8)	497,993	273,896	–	–	–	–
Commission consideration for private placement at $0.52 per share (note 11(e))	1,093,440	568,588	–	–	–	–
Warrants exercised at $0.40 per share	–	–	50,000	20,000	400,000	160,000
Fair value of stock options allocated to shares issued on exercise	–	3,294	–	11,724	–	4,905
Balance at end of the year	186,976,219	88,903,530	23,694,776	11,857,649	23,613,943	11,815,792

Contributed surplus - warrants
Broker warrants issued as consideration for private placement (note 11(e))		1,693,197		–		–
		1,693,197		–		–

Contibuted surplus - stock based compensation
Balance at beginning of the year		523,420		451,628		445,020
Stock-based compensation (note 11(b))		79,623		83,516		11,513
Fair value of stock options allocated to shares issued on exercise		(3,294)		(11,724)		(4,905)
Balance at end of the year		599,749		523,420		451,628

Deficit
Balance at beginning of the year		(13,238,492)		(11,637,819)		(10,152,125)
Loss for the year		(6,365,142)		(1,600,673)		(1,485,694)
Balance at end of the year		(19,603,634)		(13,238,492)		(11,637,819)

TOTAL SHAREHOLDERS' EQUITY (DEFICIT)		$71,592,842		$(857,423)		$629,601

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended May 31
Cash provided by (applied to):	2007	2006	2005

Operating activities
Loss for the year	$(6,365,142)	$(1,600,673)	$(1,485,694)
Items not affecting cash
Accretion of reclamation obligation	55,471	–	–
Amortization and depletion	1,196,682	–	–
Amortization of capital lease equipment	877,733	–	–
Gain on sale of marketable securities	–	(56,585)	(6,138)
Write-off (recovery) of amounts receivable	224,942	–	–
Write-down of marketable securities	1	19,128	135,486
Write-down of mineral property interests	–	46,856	–
Loss on early extinguishment of convertible promissory note	137,957	–	–
Non cash convertible note accretion and interest expense	2,363,808	–	–
Stock-based compensation (note 11(b))	79,623	83,516	11,513
Unrealized foreign exchange gain	(3,320,085)	–	–
Loss on disposal of equipment	94,621	–	–
Future income tax recovery (note 13)	(635,773)	–	–
Provision for site reclamation	(474,024)	–	–
Non-controlling interest	415,159	–	–
Changes in non-cash working capital items
Accounts receivable	(920,522)	(23,244)	25,347
Amounts due to and from related parties	6,074,609	–	–
Inventory	(508,110)	–	–
Prepaids and deposits	(2,672,073)	–	–
Accounts payable and accrued liabilities	(3,485,300)	137,624	(3,430)
Income taxes	(872,950)	–	–
Cash used in operating activities	(7,733,373)	(1,393,378)	(1,322,916)

Investing activities
Acquisition of Durnpike Investments (Pty) Limited, net of cash acquired (note 5 (a))	(8,293,413)	–	–
Overdraft assumed on acquisition of Durnpike Investments, net	(1,201,297)	–	–
Restricted cash (note 16 (a))	(15,642,120)	–	–
Proceeds received on sale of marketable securities	–	146,970	11,563
Mineral property acquisitions	(527,328)	–	–
Purchase of equipment	(6,453,942)	–	–
Proceeds received on disposal of equipment	263,010	–	–
Other assets and deposits	(3,481,259)	–	–
Reclamation deposits	(63,760)	–	–
Cash provided by (used in) investing activities	(35,400,108)	146,970	11,563

Financing activities
Principal repayments under capital lease obligations	(2,678,965)	–	–
Common shares and warrants issued for cash, net of issue costs	76,234,018	30,133	163,000
Amounts received (paid) to related parties	(872,735)	1,055,629	(34,609)
Loans payable pursuant to property acquisition	2,885,509	–	–
Repayment of credit facility (note 6)	(11,000,000)	–	–
Credit facility (note 6)	11,000,000	–	–
Repayment of convertible promissory notes (note 7)	(9,500,000)	–	–
Issuance of convertible promissory notes (note 7)	9,500,000	–	–
Repayment of loans payable to related parties (note 8)	(12,474,500)	–	–
Loans payable to related parties (note 8)	12,474,500	–	–
Cash provided by financing activities	75,567,827	1,085,762	128,391

Increase (decrease) in cash and equivalents during the year	32,434,345	(160,646)	(1,182,962)

Cash and equivalents, beginning of year	192,031	352,677	1,535,639

Cash and equivalents, end of year	$32,626,376	$192,031	$352,677

Cash and equivalents is comprised of:
Cash	$32,626,376	$192,031	$79,091
Cash equivalent	$–	$–	$273,586

Interest paid during the year	$103,031	$–	$–
Interest received	$372,149	$–	$–
Income taxes paid during the period	$872,950	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Farmout agreement with Taseko Mines Limited	$–	$–	$220,000
Issuance of warrants - consideration for private placement	$1,693,197	$–	$–
Issuance of common shares - consideration for private placement	$568,588	$–	$–
Issuance of common shares - interest on convertible promissory notes	$1,045,000	$–	$–
Issuance of common shares - interest on credit facility	$1,456,764	$–	$–
Fair value of stock options allocated to shares issued upon exercise	$3,295	$11,724	$4,905
Equipment acquired under capital lease (note 4)	$7,316,459	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	African				Year ended
	Diamond	Ricardo	Canadian		May 31,
Exploration expenses	Properties	Property	Properties	Other	2007

Assay and analysis	$18,280	$–	$–	$–	$18,280
Engineering	217,197	–	–	–	217,197
Geological	463,416	4,992	–	–	468,408
Graphics	18,192	–	–	–	18,192
Property fees and assessments	31,103	123,484	–	–	154,587
Site activities	202,136	113,046	–	–	315,182
Travel and accommodation	179,315	190	–	–	179,505
Subtotal	1,129,639	241,712	–	–	1,371,351
Stock-based compensation (note 11 (b))	–	–	–	41,372	41,372
Incurred during the year	1,129,639	241,712	–	41,372	1,412,723
Cumulative expenses, beginning of year	–	2,387,848	1,481,784	4,027,864	7,897,496
Cumulative expenses, end of year	$1,129,639	$2,629,560	$1,481,784	$4,069,236	$9,310,219

	African				Year ended
	Diamond	Ricardo	Canadian		May 31,
	Properties	Property	Properties	Other	2006

Geological	$–	$6,675	$–	$–	$6,675
Property fees and assessments	–	138,520	–	–	138,520
Site activities	–	161,692	–	–	161,692
Travel and accommodation	–	503	–	–	503
Subtotal	–	307,390	–	–	307,390
Stock-based compensation (note 11 (b))	–	–	–	36,415	36,415
Incurred during the year	–	307,390	–	36,415	343,805
Cumulative expenses, beginning of year	–	2,080,458	1,481,784	3,991,449	7,553,691
Cumulative expenses, end of year	$–	$2,387,848	$1,481,784	$4,027,864	$7,897,496

	African				Year ended
	Diamond	Ricardo	Canadian		May 31,
	Properties	Property	Properties	Other	2005

Drilling	$–	$–	$205,922	$–	$205,922
Freight	–	–	2,859	–	2,859
Geological	–	7,065	269,717	1,886	278,668
Graphics	–	–	3,186	–	3,186
Helicopter	–	–	16,125	–	16,125
Property fees and assessments	–	115,705	210	–	115,915
Site activities	–	154,892	109,161	–	264,053
Staking	–	–	14,931	–	14,931
Travel and accommodation	–	1,638	17,605	–	19,243
Subtotal	–	279,300	639,716	1,886	920,902
Stock-based compensation (note 11 (b))	–	4,359	620	–	4,979
Incurred during the year	–	283,659	640,336	1,886	925,881
Cumulative expenses, beginning of year	–	1,796,799	841,448	3,989,563	6,627,810
Cumulative expenses, end of year	$–	$2,080,458	$1,481,784	$3,991,449	$7,553,691

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Diamonds Inc., previously Rockwell Ventures Inc., (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production, acquiring and exploring natural resource properties. The Company’s principal mineral property interests are located in South Africa and Chile.

In January 2007, Rockwell completed a Definitive Agreement (“Definitive Agreement”) with Durnpike Investments (Pty) Limited (“Durnpike”) to acquire the interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. Under the Definitive Agreement, Rockwell would hold the rights and/or interests in the following properties:

	•	Holpan/Klipdam Property in South Africa
	•	Wouterspan Property in South Africa
	•	Galputs Minerale Project in South Africa
	•	Kwango River Project in the Democratic Republic of Congo (“DRC”)

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are conditions and risks that could cast substantial doubt on the validity of this assumption.

The Company has estimated that it will have adequate funds from existing working capital to meet our corporate, operational, development, administrative and property obligations for the coming year. The Company will periodically need to obtain additional financing, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for the Company’s mineral property interests, property, plant and equipment and inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company’s continuing operations are also dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

In conjunction with the Company’s acquisition of Durnpike (note 5), the Company has adopted the following accounting policies:

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

(b)	Revenue recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

(c)	Trade accounts receivables

Trade accounts receivables are recorded at the invoiced amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a quarterly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(d)	Inventory

Rough diamond inventory is recorded at the lower of production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization.

Supplies inventory is valued at the lower of average cost and replacement cost.

(e)	Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Assets are amortized on a straight-line method over the estimated useful lives of the related assets, which are as follows:

Processing plant and equipment	4 – 10 years
Office equipment	6 years
Vehicles and light equipment	5 years

Repairs and maintenance expenditures are charged to operations as incurred. Significant improvements and major replacements which extend the useful life of the asset are capitalized as incurred.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

(f)	Reclamation and security deposits

Reclamation and security deposits are recorded at cost.

(g)	Mineral property interests

The acquisition costs of mineral properties are capitalized until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Such acquisition costs are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

(h)	Financial instruments

The Company's financial instruments consist of cash and equivalents, restricted cash, amounts receivable, security deposit, reclamation deposit, accounts payable and accrued liabilities, reclamation obligation, capital leases, amounts owing pursuant to acquisition and balances receivable from or due to related parties. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(i)	Site closure and reclamation obligations

The Company accounts for site closure and reclamation costs in accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations” (HB 3110). HB 3110 requires the recognition of any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.

These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

(j)	Impairment of long-lived assets

Long-lived assets, including mineral properties, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

(k)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues, cost of sales and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(l)	Share capital

Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the TSX Venture Exchange (“TSX-V”) on the date of issue or as otherwise provided under the terms of the agreement to issue the shares. Share issue costs are deducted from share capital.

(m)	Stock-based compensation

The Company has a share option plan which is described in note 11(b). The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are charged to operations over the vesting period, with an offsetting amount to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(n)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds receivable upon exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented separately as the effect of outstanding options and warrants would be anti-dilutive.

(p)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(q)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

3.	DIAMOND INVENTORY AND SUPPLIES

	May 31, 2007	May 31, 2006
Rough diamond inventory	$644,459	$–
Mine supplies	1,741,412	–
Fuel, oil and grease	218,813	–
Total inventory and supplies	$2,604,684	$–

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

4.	PROPERTY, PLANT AND EQUIPMENT

	As at May 31, 2007
		Accumulated	Net book
	Cost	amortization	value
Real property – land and building	$3,823,455	$–	$3,823,455
Processing plant and equipment	16,307,635	609,026	15,698,609
Processing plant and equipment under capital lease	24,686,561	870,018	23,816,543
Office equipment	299,072	20,515	278,557
Vehicles and light equipment	1,065,396	43,199	1,022,197
Vehicles and light equipment under capital lease	158,795	7,715	151,080
	$46,340,914	$1,550,473	$44,790,441

The Company did not have any property, plant and equipment prior to the acquisition of Durnpike Investments (Pty) Limited, which occurred on January 31, 2007.

5.	MINERAL PROPERTY INTERESTS

Acquisition Costs	As at May 31
	2007	2006
Durnpike Investments (Pty) Limited
Acquisition costs	$18,696,487	$–
Financial, legal, advisory, and other fees	527,328	–
Future income tax liability	5,421,981	–
Depletion of mineral properties during the year	(523,942)	–
Durnpike Investments (Pty) Limited, end of year	24,121,854	–
Ricardo Property	1	1
Balance, end of year	$24,121,855	$1

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the often complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to its Ricardo mineral property and, to the best of its knowledge and belief, title to its property is in good standing.

(a)	Acquisition of Durnpike Investments (Pty) Limited

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo and Galputs Minerale Project in South Africa.

Subsequently, pursuant to the terms of the Definitive Agreement, the Company acquired all of the shares and loans in Durnpike, a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

(“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds an interest in respect of and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property were indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust held 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam was owned by nominees of the Van Wyk Trust. HCVW and Klipdam, and were collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”).

On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) for South African Rand (“ZAR”) 50 million ($7.8 million) and agreed to pay an additional ZAR30 million ($4.5 million) to the Van Wyk Trust on July 7, 2007. The payment of ZAR30 million was made to the Van Wyk Trust in June 2007 subsequent to the May 31, 2007 year end. Durnpike had the option to increase its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW for the amount of ZAR1 million ($160,000) and (b) introducing a ZAR24 million ($3.9 million) working capital loan into VWDG. These conditions were met in January 2007.

The Company also entered into an Exchange Agreement with the Van Wyk Trust pursuant to which it holds a call option, and has granted a corresponding put option to the Van Wyk Trust, to acquire an additional 23% of VWDG for ZAR60 million ($9 million), payable in Common Shares. The Exchange Agreement shall become effective upon Rockwell having completed a listing of the Company’s Common Shares on the Johannesburg Stock Exchange (“JSE”). The Company is currently in discussions with a black economic empowerment (“BEE”) group to increase the BEE current shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% will be at a subscription price of ZAR17.5 million and the BEE group will also need to inject ZAR10.5 million working capital into the VWDG. During the year ended May 31, 2007, a BEE group purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR 22.5 million (Cdn$3.4 million). To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million (Cdn$7.8 million). This loan is secured by a pledge of Durnpike’s Acquisition Interest.

Pursuant to the Definitive Agreement, the Company:

•

acquired from the Vendors all of their shares and loans in Durnpike for consideration of ZAR 43 million ($6.4 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties in South Africa and the Democratic Republic of Congo (“DRC”). The ZAR consideration does not include payment in respect of the Kwango River Project, which payment stands to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company.

•	will spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

extended to December 31, 2008 by payment of US$1 million in Common Shares. As it seems highly unlikely that the deadline of February 29, 2008 will be met, the Company is currently negotiating an extension to such deadline. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. If the Company does not wish to retain the Kwango River Project following completion of the feasibility study, the Definitive Agreement provides for Durnpike being divested of such project on certain terms, with the Company nevertheless retaining 100% of the shares in Durnpike (and therefore the indirect interests in the Holpan/Klipdam, Wouterspan and Galputs properties). In such event, the full and final purchase consideration for Durnpike will be limited to the ZAR Consideration. Durnpike’s interest in the Kwango River Project is constituted by an agreement (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike will be entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series or recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see note 16 (b));

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least nine months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations.

On January 31, 2007, all the conditions precedent to implementation of the Acquisition as per the Definitive Agreement were fulfilled The Company also received the necessary regulatory approvals in Canada and South Africa. As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project and appointed three of the Vendors to the Company’s Board of Directors.

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River ("MOR"), approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. HCVW paid ZAR5.4 million ($880,000) in

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

January 2007 for the property and mining permits. Pursuant to this option exercise, HCVW also entered into a sub-contracting agreement with Folmink Delwery CC to perform bulk sampling commencing in March 2007. In April 2007 HCVW entered into an agreement to purchase ZAR21.3 million (approximately $3.2 million) in plant and equipment from the sub-contractor and to terminate the sub-contracting arrangement. The Company has paid a total consideration ZAR1.5 million ($225,000) in during the year and is committed to pay the remaining consideration in the following manner:

•

ZAR3 million ($450,300) shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after date a listing on the JSE. In the event a listing is not concluded or is not finalized on or before February 28, 2008, the outstanding balance (including the ZAR3 million) shall be payable by way of monthly cash payments of ZAR1 million ($150,100) and shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

•

During August 2007, subsequent to the year end, an amount of ZAR10.6 million ($1.6 million) was paid to settle the outstanding balances owing on certain equipment that was purchased. The remaining balance payable of ZAR$6.2 ($920,000) shall be paid in monthly payments of ZAR500,000 ($75,050). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

The results of Durnpike and Galputs operations have been included in the consolidated financial statements since January 31, 2007, the date of acquisition. The following table summarizes the total purchase consideration of the Durnpike and Galputs assets:

	Amount	Amount
	(ZAR)	($)
Cash advanced to fund Durnpike’s acquisition of 51% of VWDG	51,005,000	8,293,413
Cash committed to fund Durnpike’s acquisition of 51% of VWDG	30,000,000	4,878,000
Common shares committed	43,000,000	6,991,800
Total purchase consideration	124,005,000	20,163,213

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

The total acquisition price has been allocated to the net assets acquired and liabilities assumed of Durnpike and Galputs as follows:

	Amount	Amount
	(ZAR)	($)
Cash	593,238	96,460
Receivable and current assets	48,658,813	7,911,923
Inventory	12,894,060	2,096,574
Plant and equipment	202,510,108	32,928,144
Other assets	5,992,042	974,306
Mineral property interests	148,330,065	24,118,469
Bank overdraft	(7,981,287)	(1,297,757)
Accounts payable and accrued liabilities	(72,773,215)	(11,832,925)
Capital lease obligations	(84,854,165)	(13,797,287)
Reclamation obligation	(10,947,787)	(1,780,110)
Future income taxes	(84,200,330)	(13,690,974)
Non controlling interests	(34,216,542)	(5,563,610)
	124,005,000	20,163,213

The allocation of purchase price is based on management’s estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition, January 31, 2007.

As at May 31, 2007, the Company had the following payment commitments relating to the acquisition of Durnpike remaining: (a) Payment of ZAR43 million ($6.5 million) in common shares of the Company to the Vendors and (b) payment of ZAR30 million ($4.5 million) in cash to the Van Wyk Trust. The payment of ZAR30 million was made to the Van Wyk Trust in June 2007 subsequent to the May 31, 2007 year end.

(b)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile. The Company continues to maintain the Ricardo Property in good standing.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

6.	CREDIT FACILITY

On August 21, 2006, the Company reached an agreement with Quest Capital Corp. (“Quest”) for a $6 million credit facility (the “Facility”). The Facility was to be paid out of the proceeds of any future debt or equity financing or disposition of any of the assets of the Company, other than in the ordinary course of business, and bore interest from March 1, 2007 at the rate of 18% per annum, calculated daily and compounded monthly, payable on the last business day of each month. The Facility, if not earlier converted, was to be repaid on or before May 31, 2007. The Facility was secured by a first charge over all of the assets of the Company. In consideration for the Facility, the Company issued to Quest 385,714 common shares of the Company on August 31, 2006, and 490,909 common shares of the Company on November 30, 2006, each fair valued at $297,000. The Facility could be repaid at any time, without penalty. Quest had the right to convert the facility to common shares if the Company completed an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted (less a 3% discount), subject to a minimum conversion price of $0.65 per share.

On September 1, 2006, the Company borrowed $6 million under the Facility to facilitate the funding of Durnpike’s obligations (note 5) in connection with the acquisition of 51% of the outstanding shares of Klipdam Diamond Mining Company Limited and HC Van Wyk Diamonds (Proprietary) Limited.

In January 2007, the Company renewed and extended the Facility (“Revised Facility”) to $11 million. Under the Revised Facility, Quest had the right to convert the facility to common shares if the Company completed an equity financing for $5 million or greater, at the greater of the price at which the financing is conducted (less a 3% discount), subject to a minimum conversion price of $0.60 per share.

The Revised Facility, if not earlier converted, was to be repaid on or before December 21, 2007, and bore interest from March 21, 2007 at a rate of 19% per annum payable as follows: (a) on March 21, 2007, by the issuance 1,062,939 common shares of the Company at an issue price of $0.4986 per share to pay the first three months of interest of $529,981; (b) on June 21, 2007, by the issuance of such number of common shares of the Company at a price equal to the five day average closing price of the Company prior to June 21, 2007, less a 10% discount for the second three months of interest; and (c) to December 21, 2007, the Company shall pay interest, in arrears, on the last business day of each month. The Company issued to Quest 1,062,939 common shares, fair valued at $588,869, of the Company on March 21, 2007 and the Revised Facility of $11 million was repaid in full in May 2007 without incurring any penalties.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

7.	CONVERTIBLE PROMISSORY NOTES

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). The Notes were to be repaid on or before March 31, 2007 and had similar terms and conditions to the Facility described in note 6, including conversion rights. The Notes were subordinated to the Facility, and were secured by a charge over all of the assets of the Company. As consideration for the Notes, the note holders received 678,572 common shares, fair valued at $522,500, of the Company on July 7, 2006 and 1,055,555 common shares, fair valued at $522,500, of the Company on September 30, 2006. The payment on September 30, 2006 was equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding such issue, less a 10% discount. In November 2006, the Notes, with a face value of $9.5 million, were repaid in full.

8.	LOAN AGREEMENTS

In January 2007, the Company entered into a $5.5 million 90 day loan agreement (“Loan”) with Amarc Resources Ltd. (“Amarc”), a related company by virtue of common directors and certain shareholders. The Loan bore interest of 5% for the 90 day period. The interest could be payable in the common shares of the Company, at Amarc’s election, based upon the 10 day average closing price of the Company immediately preceding the repayment date, less a 10% discount. In April 2007 the Company issued 497,993 common shares, fair valued at $273,896, of the Company to Amarc as interest payment and repaid the loan of $5.5 million in full.

In conjunction with the Loan, the Company also entered into separate loan agreements with two shareholders (“Holders”). These loan agreements were in the amount of $1.5 million and US$5 million, and were used to enable the Company to establish a letter of credit to facilitate the acquisition of Saxendrift Mine (Pty) Limited (note 15(a))(“Saxendrift”). If the Company was unable to complete the acquisition of Saxendrift within 180 days, the funds would be fully refunded. In the event that the Company conducts a private placement of equity securities before October 31, 2007, the two shareholders would have the option to participate in the private placement on the same terms as the other participants.

The loan agreements of $1.5 million and US$5 million were repaid in full by the Company in May 2007.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

9.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

As at
May 31, 2007
Liebherr Finance	$131,572
ELB Finance	175,180
Stannic	3,452,953
Wesbank	557,153
Nedbank	4,383,372
Komatfin	8,403,305
$17,103,535

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

As at
May 31, 2007
2008	$9,602,424
2009	6,830,180
2010	2,850,918
Total Minimum lease payments	19,283,522
Less interest portion	(2,179,986)
Present value of capital lease obligations	17,103,536
Current portion	(7,808,955)
Non-current portion	$9,294,581

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

10.	RECLAMATION OBLIGATION

The continuity of the provision for site closure and reclamation costs related to the Holpan, Wouterspan and the Klipdam mines are as follows:

Balance, May 31, 2006	$–
Changes during fiscal 2007:
Reclamation estimate	1,306,086
Accretion expense	55,471
Site closure and reclamation obligations, May 31, 2007	$1,361,557

The estimated amount of the reclamation costs, adjusted for estimated inflation at 6% per year, is $800,000 for the Klipdam mine in the year 2011, $1.3 million for the Holpan mine in the year 2013 and $2.6 million for the Wouterspan mine in the year 2027 and is expected to be spent over periods of approximately three years beginning in 2011, 2013 and 2027. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 13%, to arrive at a net present value of $1,361,557. The accretion of $55,471 is charged to the statement of operations.

As required by regulatory authorities, at May 31, 2007, the Company had cash reclamation deposits totaling $1,038,066 comprised of $878,678 for the Holpan and Wouterspan mines and $159,388 for the Klipdam mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 8% to 9.5%.

11.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which none have been issued.

(b)	Share purchase options

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant options for up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

The continuity of share purchase options for the year ended May 31, 2007 is as follows:

	Exercise	May 31			Expired/		May 31
Expiry date	price	2006	Granted	Exercised	cancelled		2007
September 28, 2007	$0.40	115,417	–	5,833	1,667		107,917
February 29, 2008	$0.42	210,000	–	3,334	16,666		190,000
March 28, 2008	$0.50	150,000	–	–	–		150,000
		475,417	–	9,167	18,333		447,917

Weighted average exercise price		$0.44	$–	$0.41	$0.42		$0.44

Weighted average fair value of options granted during the period						$	Nil

As at May 31, 2007, 327,917 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees. Subsequent to May 31, 2007, 101,667 options were exercised, 5,905,500 were granted with an average exercise price of $0.62 and 5,000 options were cancelled.

The continuity of share purchase options for the year ended May 31, 2006 is:

	Exercise	May 31			Expired/	May 31
Expiry date	price	2005	Granted	Exercised	cancelled	2006
May 19, 2006	$0.32	27,500	–	27,500	–	–
September 28, 2007	$0.40	–	126,250	3,333	7,500	115,417
February 29, 2008	$0.42	–	210,000	–	–	210,000
March 28, 2008	$0.50	–	150,000	–	–	150,000

		27,500	486,250	30,833	7,500	475,417

Weighted average exercise price		$0.32	$0.44	$0.33	$0.40	$0.44

Weighted average fair value of options granted during the year						$0.50

As at May 31, 2006, 38,750 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees.

The continuity of share purchase options for the year ended May 31, 2005 is:

	Exercise	May 31			Expired/	May 31
Expiry date	price	2004	Granted	Exercised	cancelled	2005
April 6, 2005	$0.64	12,500	–	–	12,500	–
May 20, 2005 (i)	$0.40	11,250	–	–	11,250	–
May 20, 2005	$0.48	6,375	–	–	6,375	–
May 20, 2005	$0.60	1,236,250	–	–	1,236,250	–
May 20, 2005	$0.64	11,250	–	–	11,250	–
July 29, 2005	$0.40	7,500	–	7,500	–	–
May 19, 2006	$0.32	–	30,000	–	2,500	27,500
		1,285,125	30,000	7,500	1,280,125	27,500

Weighted average exercise price		$0.60	$0.32	$0.40	$0.60	$0.32

Weighted average fair value of options granted during the year						$0.40

(i)	The Company extended the expiry from the original date of December 20, 2004 to May 20, 2005.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

As at May 31, 2005, all of the options outstanding had vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Year ended May 31
	2007	2006	2005
Exploration and engineering	$41,372	$36,415	$4,979
Operations and administration	38,251	47,101	6,534
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$79,623	$83,516	$11,513

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

	2007	2006	2005
Risk free interest rate	4%	4%	3%
Expected life	2.0 years	2.0 years	1.9 years
Expected volatility	97%	124%	162%
Expected dividends	nil	nil	nil

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2007 is:

	November 22,
Expiry date	2007	(i)	May 09, 2009	May 09, 2009
Exercise price (note 11(d and e))	$0.60		$0.70	$0.70

Balance, May 31, 2006	–		–	–
Issued (note 11(d and e))	42,000,000		116,007,154	5,772,000
Exercised	–		–	–
Expired	–		–	–

Balance, May 31, 2007	42,000,000		116,007,154	5,772,000

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009.

Using a Black-Scholes option pricing model the fair values of 5,772,000 broker warrants granted in the amount of $1,693,197 have been reflected in the consolidated balance sheet. The weighted-average assumptions used to estimate the fair value of warrants granted were an expected volatility of 97%, expected dividends of nil, expected life of 2 years and risk free rate of 4%.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2006 is:

	Exercise	May 31				May 31
Expiry date	price	2005	Issued	Exercised	Expired	2006
December 31, 2005	$0.40	8,975,000	–	50,000	8,925,000	–

Weighted average exercise price		$0.40	$–	$0.40	$–	$–

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2005 is:

	Exercise	May 31				May 31
Expiry	price	2004	Issued	Exercised	Expired	2005
December 31, 2005 (note 6(b)(i))	$0.40	9,375,000	–	400,000	–	8,975,000
Weighted average exercise price		$0.40	$–	$0.40	$–	$0.40

(d)	Private placement, November 2006

In November 2006, Rockwell completed a $21 million private placement of 42 million units at $0.50 per unit, with each unit consisting of one common share and one share purchase warrant exercisable over three years at $0.60 in the first year, $0.80 in the second year and $1.00 in the third year. The third year term of the warrants is subject to the Company achieving Tier 1 status on the TSX Venture Exchange within the first two years. All securities are subject to a four month holding period in Canada expiring on March 23, 2007, and a portion will be subject to additional US resale restrictions in the United States. The Company paid cash commissions of $1,215,770.

(e)	Private placement, May 2007

In May 2007, Rockwell completed a $60 million financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. All securities are subject to a four month hold period in Canada expiring September 10, 2007. In addition, the securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company paid cash commissions of $3,877,665, issued 1,093,440 common shares fair valued at $568,588 as compensation to agents as well as 5,772,000 broker warrants fair valued at $1,693,197 to the agents, bringing the total issued common shares to 117,100,594 and total commissions to $6,139,450.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

12.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	May 31, 2007	May 31, 2006
Hunter Dickinson Inc. (a)	$37,571	$853,733
Plateau Resources (Proprietary) Limited (j)	–	124,737
CEC Engineering (c)	5,558	–
Euro-American Capital Corporation (b)	2,879	–
Durnpike shareholder loans (i)	1,503,566	–
Banzi Trading (k)	2,191	–
Jakes Tyres (l)	10,993	–
Cashmere Trading (g)	46,543	–
	$1,609,301	$978,470

Balances receivable

Flawless Diamonds Trading House (h)	$781,928	$–
AA Van Wyk (m)	57,325	–
	$839,253	$–

	Year ended May 31
Transactions	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$1,988,027	$578,134
Euro-American Capital Corporation (b)	18,765	18,630
CEC Engineering (c)	187,225	–
John Bristow (d)	115,320	–
Jeffrey B Traders CC (e)	141,318	–
Seven Bridges Trading (f)	55,534	–
Plateau Resources (Proprietary) Limited (j)	–	124,737
Cashmere Trading (g)	43,357	–
Banzi Trade 26 (Pty) Ltd (k)	251,942	–
Jakes Tyres (l)	267,361	–
AA Van Wyk (m)	173,977	–

Sales rendered to:
Flawless Diamonds Trading House (h)	$10,085,536	$–

(a)

Hunter Dickinson Inc. (“HDI”) is private company owned equally by nine public companies, one of which is Rockwell, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. Exploration advances to and from HDI have arisen in the normal course, due to in-progress and near- term planned exploration work, primarily on the Company’s exploration properties and for other operating expenses. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chief Executive Officer and a director of the Company, which provides engineering and project management services at market rates.

(d)	The Company paid $115,320 to John Bristow, President, Chief Operating Officer and a director of the Company, for engineering consulting services at market rates.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a director of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(h)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(i)

In conjunction with the Company’s Definitive Agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited (note 5) from eight individuals (the “Vendors”), of which three individuals from the Vendors were appointed to the Company’s Board of Directors (Messr. Brenner, M.Bristow, J.Bristow).

(j)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

(k)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 50% owned by Hennie Van Wyk Family Trust, 30% by Ronnie Visagie a member of the van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the year Banzi provided the Company with buildings materials amounting to $27,000 at market rates. Rockwell also wrote off an amount receivable from Banzi amounting to $224,942 due to the local development projects not being able to repay these amounts.

(l)	Jakes Tyres is a private company with certain directors and officers in common with the Company that provides consumable materials at market rates.

(m)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provides contract mining services at market rates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

13.	INCOME TAXES

A reconciliation of income taxes calculated at applicable statutory rates is as follows:

	Years ended May 31
	2007	2006	2005

Loss for the year	$(6,585,756)	$(1,600,673)	$(1,485,694)

Expected income tax recovery	$(2,324,000)	$(555,000)	$(533,000)
Difference in foreign tax rates	101,000	7,000	3,000
Other non-deductible items	309,000	375,000	294,000
Change in tax rate	–	(35,000)	(36,000)
Change in valuation allowance	1,409,433	208,000	272,000
Other	(131,206)	–	–

Net income tax recovery	$(635,773)	$–	$–

The significant component of the Company’s future tax assets are as follows:

	As at May 31
	2007	2006

Mineral properties	$(5,005,000)	$–
Resource allowances	2,133,000	1,155,000
Loss carry forwards	3,824,000	2,136,000
Equipment	(7,331,000)	–
Other	1,835,000	150,000
	(4,544,000)	3,441,000
Less: valuation allowance	(7,434,860)	(3,441,000)

Net future tax liabilities	$(11,978,860)	$–

At May 31, 2007, the Company had available for deduction against future taxable income non-capital losses of approximately $18,907,000 (2006 – $3,727,000; 2005 – $3,610,000). These losses, if not utilized, will expire in various years ranging from 2008 to 2027. Subject to certain restrictions, the Company also had Canadian resource expenditures of approximately $7,909,000 (2006 – $4,503,000; 2005 – $3,300,000), which are available to reduce taxable income in future years.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

14.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mineral exploration and diamond mining sector. The Company's resource properties are located in South Africa, Democratic Republic of Congo, Canada and in Chile.

For the year ended
May 31, 2007	Canada	Chile	South Africa	Total
Revenue	–	–	10,103,328	10,103,328
Loss for the year	(5,342,557)	(191,800)	(830,785)	(6,365,142)
Total assets	38,281,401	62,857.	91,262,125	129,606,383
Mineral property interests	–	1	24,121,854	24,121,855
Property, plant and	–	–	44,790,441	44,790,441
equipment

For the year ended
May 31, 2006	Canada	Chile	South Africa	Total
Loss for the year	(1,340,385)	(260,288)	–	(1,600,673)
Total assets	228,560	60,087.	–	288,647
Mineral property interests	–	1	–	1
Property, plant and	–	–	–	–
equipment

For the year ended
May 31, 2005	Canada	Chile	South Africa	Total
Loss for the year	(1,239,140)	(246,554)	–	(1,485,694)
Total assets	558,951	100,626.	–	659,577
Mineral property interests	–	46,857	–	46,857
Property, plant and	–	–	–	–
equipment

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

15.	SUBSEQUENT EVENTS

(a)	Acquisition of Saxendrift Mine (Pty) Ltd.

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

	•	the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

	•	a series of large remnant alluvial diamond terraces comprising approximately 8.7 million cubic meters of indicated resource and 30.4 million cubic meters of inferred resources;

	•	the material plant, machinery, equipment and other movable assets owned and/or used by THO valued at ZAR53 million (approx. $8.0 million);

	•	certain employees of THO; and

	•	a rehabilitation liability which will be taken over by the Company.

The Company will pay cash consideration to Trans Hex of approximately ZAR100.4 million ($15.1 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million ($0.8 million)) and rehabilitation bonds (capped at ZAR4.25 million ($0.6 million)). An independent consultant has been appointed to determine the value of the rehabilitation bonds. All payments and liabilities are expected to total approximately $17.7 million, subject to certain final adjustments. Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose entity (“Saxendrift SPV”), to be acquired by the Rockwell RSA. The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:

	•	The unconditional approval of South Africa’s Competition Commission; which has already taken place;

•

All requisite consents by South Africa’s Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift SPV and the acquisition by the Company of the shares in Saxendrift SPV;

	•	Satisfactory provision by the Company of certain financial undertakings to THO;

	•	Approval by the TSX Venture Exchange;

	•	Completion by the Company of a mineral title due diligence investigation; and

	•	The audited balance sheet of Saxendrift SPV as at the effective date.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed in care and

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

(b)	Payment of ZAR30 million to Van Wyk Trust.

As at May 31, 2007, the Company had a ZAR30 million ($4.5 million) payment commitment to the Van Wyk Trust relating to the acquisition of Durnpike remaining. The payment of ZAR30 million was made in June 2007.

(c)	Shares issued and share options granted subsequent to May 31, 2007.

Subsequent to May 31, 2007, the Company issued 101,667 common shares pursuant to the exercise of share purchase options at $0.42 per share and 300,000 common shares pursuant to the exercise of warrants at $0.60 per warrant. In addition, 6,205,500 share options were granted with an average exercise price of $0.62 expiring between 3 to 5 years.

16.	CONTINGENCIES AND COMMITMENTS

(a)

In January 2007, the Company entered into a credit facility with Canadian Imperial Bank of Commerce (“CIBC”) for a standby letter of credit of $16.5 million for the acquisition of Saxendrift Mine. The Company secured this facility by providing sufficient funds on deposit equal the amount of the outstanding letter of credit, being $15.6 million as of May 31, 2007. The facility was not utilized and expired on July 31, 2007 subsequent to the year end May 31, 2007.

(b)

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement (see note 5(a)) in accordance with a mandate granted by such shareholder, denied the validity of the Midamines Agreement. The remaining 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments (see Note 5(a)) have become suspended for the duration of Midamines internal dispute.

The Company remains committed to the Kwango River Project and is confident that the ongoing dispute between the shareholders of Midamines will be resolved. The Company will obtain formal legal advice from both Belgian and DRC legal counsel as soon as possible as the Midamines Agreement is governed by Belgian law and the obligations under the Midamines Agreement are to be implemented, where required, in accordance with the laws of the DRC. Concurrently, the Company will also monitor the resolution of the internal dispute between the Midamines shareholders. If the issue of minimum royalty payments is not settled on or before December 31, 2007, the Company will seek formal legal advice and may consider formally terminating the Midamines Agreement.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars unless otherwise stated)

(c)	Pursuant to the Definitive Agreement disclosed in note 5(a), the Company has the following commitments:

•

to issue Common Shares of the Company as consideration for acquiring all of the shares and loans in Durnpike for ZAR 43 million ($6.4 million) on the earlier of (i) the date of the JSE listing; and (ii) within 12 months from signature of the Definitive Agreement.

(d)

In April 2007 the Company, as per note 5(a), entered into an agreement to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. During the year ended May 31, 2007, the Company paid a total consideration ZAR1.5 million ($225,000) and in August 2007, subsequent to year end, the Company paid an amount of ZAR10.6 million ($1.6 million) and is committed to pay the remaining consideration in the following manner:

•

ZAR3 million ($450,300) shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after date a listing on the JSE. In the event a listing is not concluded or is not finalized on or before February 28, 2008, the outstanding balance (including the ZAR3 million) shall be payable by way of monthly cash payments of ZAR1 million ($150,100) and shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

•

The remaining balance payable of ZAR$6.2 million ($920,000) shall be paid in monthly payments of ZAR500,000 ($75,050). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.